SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A

                                      Under

                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.12)


                             TRANS WORLD CORPORATION
                       (FORMERLY TRANS WORLD GAMING CORP.)
                                (Name of Issuer)

                           One Penn Plaza, Suite 1503
                          New York, New York 10119-0002

                                  Common Stock
                         (Title of Class of Securities)

                                    893375105
                                 (CUSIP number)*


                                       Copy to:

 Christopher P. Baker                     Christopher G. Karras
 303 Congress St. Suite 301               Dechert Price & Rhoads
 Boston, Massachusetts  02210             4000 Bell Atlantic Tower
 (617) 439-0770                           1717 Arch Street
                                          Philadelphia, Pennsylvania 19103-2793
 (Name, address and telephone number of
 Person Authorized to Receive Notices
        and Communications)
                                November 29, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 853375105


1)       Name of Reporting Person              Christopher P. Baker

         SS. Or I.R.S. Identification
         No. of Above Person                   ###-##-####

2)       Check the Appropriate Box             (a) [ ]
         if a Member of a Group                (b) [ ]

3)       SEC Use Only

4)       Source of Funds                       00

5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)        [ ]

6)       Citizenship or Place of Organization                U.S.A.

Number of Shares                               7)       Sole Voting
Beneficially Owned By Each                              Power        15,171,677
Reporting Person With                          8)       Shared Voting
                                                        Power                 0
                                               9)       Sole Dispositive
                                                        Power        15,171,677
                                               10)      Shared Dispositive
                                                        Power                 0

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person        15,171,677

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares   [X]*

13)      Percent of Class Represented
         by Amount in Row (11)                 29.44%

14)      Type of Reporting Person              IN

* Excludes 5,000 shares of Common Stock owned by Mr. Baker's spouse. Mr. Baker disclaims beneficial ownership of such securities.

1)       Name of Reporting Person              CP Baker LLC

         SS. Or I.R.S. Identification          04-3323325
         No. of Above Person

2)       Check the Appropriate Box             (a) [ ]
         if a Member of a Group                (b) [ ]

3)       SEC Use Only

4)       Source of Funds                       00

5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)        [ ]

6)       Citizenship or Place of Organization  Delaware

Number of Shares                               7)       Sole Voting
Beneficially Owned By Each                              Power        11,048,723
Reporting Person With                          8)       Shared Voting
                                                        Power                 0
                                               9)       Sole Dispositive
                                                        Power        11,048,723
                                               10)      Shared Dispositive
                                                        Power                 0
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person        11,048,723

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares   [ ]

13)      Percent of Class Represented
         by Amount in Row (11)                 21.49%

14)      Type of Reporting Person              CO

1)       Name of Reporting Person          Anasazi Partners, Limited Partnership

         SS. Or I.R.S. Identification
         No. of Above Person               04-3326588

2)       Check the Appropriate Box         (a) [ ]
         if a Member of a Group            (b) [ ]

3)       SEC Use Only

4)       Source of Funds                   WC

5)       Check Box if Disclosure of
         Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)    [ ]

6)       Citizenship or Place of Organization  Massachusetts

Number of Shares                               7)       Sole Voting
Beneficially Owned By Each                              Power        11,048,723
Reporting Person With                          8)       Shared Voting
                                                        Power                 0
                                               9)       Sole Dispositive
                                                        Power        11,048,723
                                               10)      Shared Dispositive
                                                        Power                 0
11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person        11,048,723

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares   [ ]

13)      Percent of Class Represented
         by Amount in Row (11)                 21.49%

14)      Type of Reporting Person              PN

          This  Amendment  No. 12 to  Schedule  13D amends and  supplements  the
Schedule 13D filed with the Securities and Exchange Commission on April 3, 1998, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on April 3, 1998, Amendment No. 2 thereto filed with the Securities and Exchange Commission on April 10, 1998, Amendment No. 3 thereto filed with the Securities and Exchange Commission on December 14, 1998, Amendment No. 4 thereto filed with the Securities and Exchange Commission on January 12, 1999, Amendment No. 5 thereto filed with the Securities and Exchange Commission on May 5, 1999, Amendment No. 6 thereto filed with the Securities and Exchange Commission on July 28, 1999, Amendment No. 7 thereto filed with the Securities and Exchange Commission on July 20, 2000, Amendment No. 8 thereto filed with the Securities and Exchange Commission on September 12, 2000, Amendment No. 9 thereto filed with the Securities and Exchange Commission on April 26, 2001, Amendment No. 10 thereto filed with the Securities and Exchange Commission on November 1, 2001 and Amendment No. 11 thereto filed with the Securities and Exchange Commission on August 20, 2002, on behalf of Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, Anasazi Partners, Limited Partnership, and C.P. Baker Venture Fund I, Limited Partnership. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in such
Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On November 29, 2002, Christopher Baker used his working capital to make an open market purchase of 200 shares of common stock at $0.15 per share. On October 31, 2002, Christopher Baker used his working capital to make an open market purchase of 400 shares of common stock at $0.15 per share. On October 15, 2002, Christopher Baker used his working capital to make an open market purchase of 400 shares of common stock at $0.18 per share. On September 30, 2002, Christopher Baker used his working capital to make an open market purchase of 4,000 shares of common stock at $0.12 per share. On August 30, 2002, Christopher Baker used his working capital to make an open market purchase of 5,000 shares of common stock at $0.11 per share. On August 30, 2002, Christopher Baker used his working capital to make an open market purchase of 1,000 shares of common stock at $0.12 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a-b) Mr. Baker may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 15,171,677 shares of Common Stock (or 29.49% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)), which includes the following: 2,988,481 shares of Common Stock of which Mr. Baker is the record holder; 10,000 shares of Common Stock of which Baker Ltd. is the record holder; 43,333 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Baker Ltd.; 86,667 shares of Common Stock that may be acquired upon exercise of the Amended Warrants owned by Venture Fund; 994,473 shares of Common Stock held of record by Venture Fund; 416,667 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners; and the 9,965,389 shares of Common Stock held of record by Anasazi Partners.

          Anasazi Partners may be deemed to be the beneficial owner with sole power to vote and dispose of 11,048,723 shares of Common Stock (or 21.49% of the outstanding Common Stock as calculated in accordance with Rule 13d-3(d)). CP Baker LLC, the general partner of Anasazi Partners, may be deemed to be the beneficial owner with sole power to vote and dispose of the same securities. The 11,048,723 shares of Common Stock include 9,966,389 shares of Common Stock held of record by Anasazi Partners; 416,667 shares of Common Stock that may be acquired upon exercise of the New Warrants owned by Anasazi Partners; and 666,667 shares of Common Stock that may be acquired upon exercise of the Consent Warrants owned by Anasazi Partners.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 Agreement among Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, C.P. Baker Venture Fund I, Limited Partnership and Anasazi Partners, Limited Partnership regarding the filing of Schedule 13D.

                                    Signature

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        /s/ Christopher P. Baker
Dated    December 20, 2002              ----------------------------------------
                                        CHRISTOPHER P. BAKER
`

                                        C.P. BAKER & COMPANY, LTD.

Dated    December 20, 2002              By:  /s/ Christopher P. Baker
                                             -----------------------------------
                                             Name:     Christopher P. Baker
                                             Title:    President


                                        CP BAKER LLC

Dated    December 20, 2002              By:  /s/ Christopher P. Baker
                                             -----------------------------------
                                             Name:     Christopher P. Baker
                                             Title:    President


                                        ANASAZI PARTNERS, LIMITED PARTNERSHIP

                                        By:  CP BAKER LLC, its general partner


Dated    December 20, 2002                By:/s/ Christopher P. Baker
                                             -----------------------------------
                                             Name:     Christopher P. Baker
                                             Title:    President


                                        CP BAKER VENTURE FUND I
                                            LIMITED PARTNERSHIP

                                        By:    C.P. BAKER & COMPANY, LTD.


Dated    December 20, 2002                By:/s/ Christopher P. Baker
                                             -----------------------------------
                                             Name:     Christopher P. Baker
                                             Title:    President

                                  EXHIBIT INDEX

          Exhibit 1 Agreement among Christopher P. Baker, C.P. Baker & Company, Ltd., CP Baker LLC, C.P. Baker Venture Fund I, Limited Partnership and Anasazi Partners, Limited Partnership regarding the filing of Schedule 13D.

                                                                       Exhibit 1
                                    AGREEMENT


          The undersigned each agree to the filing of a single Schedule 13D with respect to their respective ownership interests in Trans Gaming Corporation.



Dated:  December 20, 2002               ----------------------------------------
                                        CHRISTOPHER P. BAKER


                                        C.P. BAKER & COMPANY, LTD.

Dated:  December 20, 2002               By:  /s/ Christopher P. Baker
                                             -----------------------------------
                                             Name:  Christopher P. Baker
                                             Title: President


                                        CP BAKER LLC

Dated:  December 20, 2002                By: /s/ Christopher P. Baker
                                             -----------------------------------
                                             Name:   Christopher P. Baker
                                             Title:  President



                                        ANASAZI PARTNERS, LIMITED PARTNERSHIP

                                        By:  C.P. BAKER LLC, its general partner

Dated:  December 20, 2002               By: /s/ Christopher P. Baker
                                            ------------------------------------
                                            Name:    Christopher P. Baker
                                            Title:   President


                                        C.P. BAKER VENTURE FUND I,
                                        LIMITED PARTNERSHIP

                                        By:  C.P. BAKER & COMPANY, LTD.


Dated:  December 20, 2002                By: /s/ Christopher P. Baker
                                             ---------------------------------
                                             Name:  Christopher P. Baker
                                             Title: President